SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Cost-U-Less, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

221492 10 1

(CUSIP Number)

Allyn R. Burroughs
3 Civic Plaza, Suite 200

Newport Beach, CA  92660

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ASSI, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization NEVADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 234,100

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 234,100

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 234,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LOUIS HABASH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 234,100

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 234,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 234,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person (See Instructions) IN

STATEMENT ON SCHEDULE 13D

This Amendment No. 2 to Schedule 13D is filed by ASSI, Inc., a Nevada corporation (“ASSI”), and Louis Habash (“Habash”), to amend and update the Schedule 13D dated April 5, 2002 (the “Original Schedule 13D”), which was previously amended by Amendment No. 1 dated November 14, 2002.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.  Items not included in this Amendment are either not amended or not applicable.

Item 4.	Purpose of Transactions.
Item 4 is amended to read as follows:

The shares of Common Stock purchased by ASSI were purchased as an investment based on the belief of ASSI that they provided an opportunity for a long-term appreciation.  Each of the Reporting Persons intends to monitor and evaluate its direct and indirect investments in the Company on a continuing basis. Based upon their evaluation from time to time, the Reporting Persons may acquire additional shares of Common Stock of the Company, dispose of shares of Common Stock they beneficially own, submit one or more proposals for the consideration of management of the Company, and/or communicate with other shareholders of the Company.

Since the filing of the Original Schedule 13D, ASSI has had various preliminary discussions with the Company and its advisers regarding potential transactions between ASSI and the Company, including direct investment by ASSI in the Company.  ASSI is currently exploring the possibility of acquiring all of the issued and outstanding shares of the Company by means of a negotiated merger with the Company and is commencing a more detailed diligence review of the Company in connection with that.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  The Reporting Persons, however, may at any time and from time to time, review or reconsider their positions with respect to any of such matters.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  June 19, 2003

ASSI, INC.

By:	/s/ Louis Habash
Louis Habash, President

/s/ Louis Habash
Louis Habash